BB 3/6

[redacted]

03013751

ATES
NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR - 3 2003 WASH. DC 181 PROCESSING SECTION

SEC FILE NUMBER
8- 38937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER: Quayle, Robert Allen, dba Quayle & Co. Securities

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1063 W. Hill Road, Suite G
(No. and Street)

Flint (City) MI (State) 48507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Quayle (810) 238-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smorch, Leonard D.
(Name — *if individual, state last, first, middle name*)

1403 Amy Street (Address) Burton (City) MI (State) 48509 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/19

OATH OR AFFIRMATION

I, Robert A. Quayle, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Quayle + Co. Securities, a December 31, 2002 are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

____

____

____

Robert A Quayle
Signature

Principal
Title

Linda J. Terrazan
Notary Public
Expires 11-16-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leonard D. Smorch
Certified Public Accountant

1403 Amy Street
Burton, MI 48509
(810) 257-2627 Days
(810) 743-3514 Evenings

INDEPENDENT AUDITOR'S REPORT

To the Owner of Quayle & Co. Securities:

I have audited the statements of financial condition of Quayle & Co. Securities (a Michigan proprietorship) as of December 31, 2002 and 2001, and the related statements of earnings, owner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co. Securities at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Leonard D. Smorch, CPA

Flint, Michigan
February 21, 2003

QUAYLE & CO SECURITIES
BALANCE SHEET, December 31, 2002 and 2001

	Year Ended December 31, 2002	2001
ASSETS		
Current assets:		
Cash	$ 8,753	$ 5,651
Marketable securities, at fair value	5,803	10,998
Commissions receivable (Note B)	8,736	-0-
Deposits or reserves, broker/ dealer (Note C)	1,218	1,218
Total current assets	24,510	17,867
Property and equipment, net (Note D)	2,210	2,526
	$26,720	$20,393
LIBILITIES AND OWNER'S CAPITAL		
Current liabilities:		
Accounts payable	$ 397	$ 1,024
Owner's capital	26,323	19,369
	$26,720	$20,393

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF EARNINGS
for the years ended December 31, 2002 and 2001

	Year Ended December 31, 2002	2001
Revenues:		
Security commissions	$ 589	$ 2,537
Other commissions	135,496	123,555
Gain from sale of marketable securities	-0-	886
Interest and dividends	148	185
	136,233	127,163
Expenses:		
Agent commissions	-0-	102
Communications, occupancy and equipment rental	10,711	9,296
Regulatory fees and expenses	1,914	2,566
Other operating expenses	11,924	12,958
	24,549	24,922
Net earnings from operations	$111,684	$102,241

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF OWNER'S CAPITAL
for the year ended December 31, 2002 and 2001

	Year Ended December 31, 2002	2001
Balance at beginning of year	$ 19,369	$20,022
Net earnings	111,684	102,241
Comprehensive income:		
Unrealized gain (loss) on marketable securities	(5,195)	(1,217)
Capital withdrawals by owner	(99,535)	(101,677)
Balance at end of year	$ 26,323	$19,369

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	Year Ended December 31, 2002	2001
Cash flows from operating activities:		
Net earnings	$111,684	$102,241
Noncash items included in earnings:		
Depreciation	316	-0-
(Gain) loss on sale of marketable securities	-0-	(886)
	112,000	101,355
(Increase) decrease in operating receivable	(8,736)	7,385
Increase (decrease) in operating payable	(627)	(847)
Cash provided by operating activities	102,637	107,893
Cash flows from (payment of) financing activities:		
Acquisition of capital assets	-0-	(2,526)
Owner's capital withdrawals	(99,535)	(101,677)
Deposit, broker/dealer	-0-	-0-
Cash used for financing activities	(99,535)	(104,203)
Cash flows from investing activity:		
Purchase of marketable securities	-0-	(4,180)
Proceeds from sale of marketable securities	-0-	3,336
Cash from investing activities	-0-	(844)
Increase (decrease) in cash	3,102	2,846
Cash at beginning of year	5,651	2,805
Cash at end of year	$ 8,753	$ 5,651

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies:

The company, a proprietorship, is a securities broker-dealer in mutual funds and limited partnerships. The Company as well as its contracted agents are required to be licensed by the National Association of Securities Dealers (NASD). The Securities and Exchange Commission empowered NASD with the authority to license and regulate all broker-dealers and agents.

In addition the Company has entered into a "Carrying Agreement" which allows the licensed owner to sell listed stocks and bonds through Cantella & Co.

No customer transactions flow through the Company records. All customers make their investments payable directly to the respective mutual fund or limited partnership. Listed stock and bond investments are made payable directly to Cantella & Co.

Related commissions are recorded upon Company approval of each transaction, generally by the third business day following the transaction date. Commission income and related expenses for transactions executed, but not yet settled, were not material.

Furniture and equipment was purchased in 2001. The straight-line method over eight years was used beginning with year 2002.

Income taxes have not been provided in the accompanying financial statements because earnings are not taxable to the Company as such, but are includable in the individual tax return of the owner.

B. Commissions Receivable and Payable:

The commissions receivable from investment companies represent balances resulting from normal cash transactions. Commissions receivable are recorded at the time of the transaction approval. There were only commissions receivable at December 31, 2002. Investments owned by customers are not reflected in the financial statements. The Company had no agents in 2002, so there are no commissions payable.

C. Deposits or Reserves, Broker-Dealer:

The Company has entered into a "Carrying Agreement" with Cantella & Co for security transactions which include listed stocks and bonds. Under the terms of this agreement, no deposit is required. The current "Carrying Agreement" may be terminated by either party, with or without cause by a 30 day written notice. A reserve, a requirement of one mutual fund in case a transaction is later reversed, amounts to $1,218 for 2002, and $1,218 for 2001.

D. Property and Equipment:

The major class of property and equipment is as follows:

	2002	2001
Furniture and Equipment	$5,517	$5,517
Less: Accumulated Depreciation	3,307	2,991
	$2,210	$2,526

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital. The Company deals in mutual funds and limited partnerships and is required to maintain a minimum net capital of $5,000. NASD requires that the net capital not fall below 120 percent of the required minimum or $6,000. The Company's net capital at December 31, 2002 and 2001 is as follows:

	2002	2001
Owner's Capital	$26,323	$19,369
Less:		
Furniture and Equipment	(2,210)	(2,526)
Haircut on cash, Brokers	(137)	(135)
Haircut on Securities	(871)	(1,650)
Reserves, Broker-Dealer	(1,218)	(1,218)
Net Capital	$21,887	$13,840

NOTES TO FINANCIAL STATEMENTS, CONTINUED

F. Comprehensive Income:

In 2002, the unrealized loss related to the fair value of the marketable securities on the balance sheet has been shown as comprehensive income, and is included in the Statement of Owner's Capital. The following reflects the activity during 2002 and 2001.

	Unrealized Gains on Securities	
	2002	2001
Beginning balance	$3,885	$5,102
Current period change	(5,195)	(1,217)
Ending balance	$(1,310)	$3,885

Requirements Under Rule 15c3-1 and 15c3-3

1. Computation of Net Capital:

   There is an immaterial difference between the computation of net capital disclosed in Note E of the audited financial statements and the net capital requirement as reported by the Proprietorship in Part II of Form X-17A-5 as of December 31, 2002. There was a net increase in capital of $493 due to the recording of accounts payable at December 31, 2002 and the recording as a capital contribution payment on the December 31, 2001 accounts payable by the owner. As previously reported, there was an immaterial difference in the year ended December 31, 2001 of $1,024 decrease in capital due to the recording of accounts payable at year end.

2. Computation of 15c3-3 Reserve Requirements:

   Quayle & Co. Securities does not hold any customer securities. As stated in Note A, no customer transactions flow through the Company records.

3. Material Inadequacies:

   The audit conducted in accordance with generally accepted auditing standards did not disclose any material inadequacies although all accounts payable were not properly recorded at year end. In reviewing January, 2003 cash expenses, it appeared that some invoices did not arrive in a timely manner to be included in Form X-17A-5 computation. In the future, the owner will try to get that information on a timely basis.

   Commissions received in January, 2003 were recorded as cash on Form X-17A-5. Those receipts were reclassified as commissions receivable on the Balance Sheet as of December 31, 2002. The reclassification had no affect on the financial position of the company. In the future, the owner will record commissions received subsequent to year-end as commissions receivable.